Exhibit 99.1

FOR IMMEDIATE RELEASE

Canadian Satellite Radio Holdings Inc. to Voluntarily Terminate SEC Registration and Reporting Obligations

No impact on Canadian continuous disclosure

TORONTO, Oct. 7, 2011 – Canadian Satellite Radio Holdings Inc. (the “Company”) (TSX: XSR) today announced that it intends to voluntarily terminate SEC reporting obligations including the registration of its 12.75% Senior Notes due 2014, in light of the small number of holders of record resident in the United States. As a TSX listed reporting issuer, the Company will continue to file its continuous disclosure documents with the applicable Canadian securities regulators.

The Company’s decision will reduce the costs associated with meeting specific SEC reporting requirements under the Exchange Act, which are in addition to the Company’s reporting obligations under Canadian law.

The Company intends to file a Form 15F with the United States Securities and Exchange Commission (“SEC”) to voluntarily terminate the registration of its Senior Notes under Section 12(g) as well as its reporting obligations under Sections 13(a) and 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate no more than 90 days after the filing, barring any objections from the SEC.

Company filings can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com

About Canadian Satellite Radio Holdings Inc.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit www.xmradio.ca.

For further information:

Investors
Morlan Reddock
416-408-6899
investor.relations@xmradio.ca